              The Northern Trust Company

              50 South LaSalle Street

              Chicago, IL 60603

              (312) 630-6000

April 8, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington DC, 20549-4720

Attn: Ms. Kathy Churko

Re:	NT Alpha Strategies Fund Certified Shareholder Report on Form N-CSR for the Period Ended March 31, 2012 (file no. 811-21630)

Ms. Churko:

This letter is in response to the comments received from you on March 7, 2013 resulting from a routine review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of the above-referenced Form N-CSR filing made with the Commission by NT Alpha Strategies Fund (the “Fund”) on June 1, 2012. Following is a description of the comments received accompanied by the Fund’s responses:

Comment 1:  The descriptions of Level 2 and Level 3 investments on page 4 of the annual report to shareholders in Item 1 of the Form N-CSR refer to valuation data received from “external valuation sources.” The Staff requests that the Fund identify those sources.

Response:  The valuation data received from “external valuation sources” referred to in the section of the Fund’s annual report to shareholders cited above, for the fiscal year ended March 31, 2012, refers to the net asset value of a particular sub-fund in which the Fund is invested, as provided by that sub-fund. The Fund will ensure that information regarding the external valuation sources used by the Fund, which is currently discussed in Note 2(A) to the financial statements, is also included in the descriptions of Level 2 and Level 3 investments in future reports to shareholders and filings on Form N-CSR.

Comment 2:  The descriptions of Level 2 and Level 3 investments on page 4 of the annual report to shareholders in Item 1 of the Form N-CSR refer to time periods described as “near term.” The Staff requests that the Fund provide a definition of that time period.

Response:  The phrase “near term,” as used in the section of the Fund’s annual report to shareholders cited above, for the fiscal year ended March 31, 2012, means a time period made up of a redemption period of 90 days or less and a notification period of 90 days or less, unless there is a lockup period. The Fund will ensure that such information is included in future reports to shareholders and filings on Form N-CSR.

On behalf of the Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

We believe that this submission responds to your comments. Please feel free to call me at 312-557-2996 if you have any questions regarding the foregoing.

Sincerely,

NT Alpha Strategies Fund

/s/ Craig R. Carberry
Craig R. Carberry
Secretary of the Fund

cc:   Robert DiCarlo, The Northern Trust Company of Connecticut

        Randal Rein, Northern Trust Investments, Inc.

        Allison Fraser, The Northern Trust Company of Connecticut

        Philip Harris, Skadden, Arps, Slate, Meagher & Flom LLP

        Kevin Hardy, Skadden, Arps, Slate, Meagher & Flom LLP